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                                                                      EXHIBIT 12

                CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (Dollar amounts in thousands)


                                                        Three Months
                                                           Ended                     Years ended September 30
                                                        December 31      --------------------------------------------------
                                                            1993         1993       1992       1991       1990       1989
                                                            ----         ----       ----       ----       ----       ----
Earnings:
     Pre-tax income from continuing operations            $26,035      $67,900   $116,599    $62,362    $63,983  $(25,480)
     Distributed income of affiliated companies             2,237        5,988      5,766      4,688      3,607      1,704
     Add fixed charges:
         Interest on indebtedness                          10,259       44,043     41,714     38,661     41,145     34,059
         Portion of rents representative of
              the interest factor                           1,288        4,838      4,933      5,715      5,226      4,764
                                                          -------     --------   --------   --------   --------    -------
Income as adjusted                                        $39,819     $122,769   $169,012   $111,426   $113,961    $15,047

Fixed charges:
     Interest on indebtedness                             $10,259      $44,043    $41,714    $38,661    $41,145    $34,059
     Capitalized interest                                      --           --      3,963      8,745         --         --
     Portion of rents representative of
         the interest factor                                1,288        4,838      4,933      5,715      5,226     4,764
                                                          -------     --------   --------   --------   --------    -------

     Total fixed charges                                  $11,547    $  48,881    $50,610    $53,121    $46,371    $38,823

     Ratio of earnings to fixed charges                      3.45         2.51       3.34       2.10       2.46        *
                                                          -------     --------   --------   --------   --------
                                                          -------     --------   --------   --------   --------


* Earnings in fiscal 1989 were inadequate to cover fixed charges by $23,776. Operating profit for 1989 includes a $71,716 loss associated with the energy group restructuring and aggregate charges of $18,933 related to the reorganization of the Company's carbon black operations, streamlining of the ceramic packaging business, and provisions for environmental issues. Without these charges, the ratio of earnings to fixed charges would be
     2.72 for 1989.